SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)




McMoRan Exploration Co.
(Name of Issuer)


Common Stock, par value $.01 per share
(Title of Class of Securities)


582411104
(CUSIP Number)


July 6, 2005
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)
x	Rule 13d-1(c)
	Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 582411104
	13G

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Aristeia Capital, LLC
13-3953132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

5	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		SOLE VOTING POWER
		1,333,583
6		SHARED VOTING POWER
		0
7		SOLE DISPOSITIVE POWER
		1,333,583
8		SHARED DISPOSITIVE POWER
		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,333,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	5.17%
12	TYPE OF REPORTING PERSON*
	IA, PN

	*SEE INSTRUCTIONS BEFORE FILLING OUT



SCHEDULE 13G

Item 1(a)	Name of Issuer.

		McMoRan Exploration Co.

Item 1(b)	Address of Issuers Principal Executive Offices.

		1615 Poydras Street
		New Orleans, Louisiana 70112

Item 2(a)	Name of Person Filing.

	This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the following persons (each a "Reporting Person"):

	(i)  	Aristeia Capital, LLC


	The Schedule 13G relates to Shares (as defined herein) of common stock of the Issuer held for the accounts of Aristeia Capital, LLC.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

		381 Fifth Avenue, 6th Floor
		New York, NY 10016

Item 2(c)	Citizenship or Place of Organization.

	(i) 	Aristeia Capital, LLC is a Delaware limited liability company.


Item 2(d)	Title of Class of Securities.

		Common Stock, par value $.01 per share (the "Shares").

Item 2(e)	CUSIP Number.
		582411104

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check
	whether the person filing is a:

	(a)		Broker or dealer registered under section 15 of the Act
			(15 U.S.C. 78o).
	(b)		Bank as defined in section 3(a)(6) of the Act
			(15 U.S.C. 78c).
	(c)		Insurance company as defined in section 3(a)(19) of the
			Act (15 U.S.C. 78c).
	(d)		Investment company registered under section 8 of the
			Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)		An investment advisor in accordance with section
			240.13d-1 (b)(1)(ii)(E).
	(f)		An employee benefit plan or endowment fund in accordance
			with section 240.13d-1(b)(1)(ii)(F).
	(g)		A parent holding company or control person in accordance
			with section 240.13d-1(b)(1)(ii)(G).
	(h)		A savings association as defined in Section 3(b) of the
			Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)		A church plan that is excluded from the definition of an
			investment company under Section 3(c)(14) of the Investment
			Company Act of 1940 (15 U.S.C. 80a-3).
	(j)		Group, in accordance with section 240.13d-1(b)
			(1)(ii)(J).
Item 4	Ownership.

Ownership as of July 6, 2005 is incorporated by reference to items (5),(9) and (11) of the cover page of the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Not Applicable.

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	Date:  July 6, 2005


	ARISTEIA CAPITAL, LLC

	By:  Aristeia Capital, LLC.,

		By:  /s/ Robert H. Lynch, Jr.
		Name:	Robert H. Lynch, Jr.
		Title:  Managing Member